January 19, 2023

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

Washington, DC 20549

Re:	Elite Performance Holding Corp.
Amendment No. 2 to Registration Statement on Form S-1
Filed August 10, 2022
File No. 333-262483

We are in receipt of the Commission’s Comment Letter dated August 26, 2022, and hereby submit responses thereto for review:

Cover Page

Comment 1. We note your response to prior comment 2. Please state here clearly that you will not apply for listing on any national securities exchange. Also, if you do not intend to register a class of your securities under Exchange Act Section 12, please disclose the risks related to the automatic suspension of your reporting obligations pursuant to Section 15(d) and the inapplicability of Sections 13, 14 and 16 of the Exchange Act.

Response 1. Please see the Cover Page of the Offering Statement, to which we added this language:  “Currently, we have no plans to list our securities on any national securities exchange.”  We have also deleted references to a securities exchange in our Risk Factors, except again the phrase “Currently, we have no plans to list our securities on any national securities exchange.”

We have also included the following language related to the risks related to the automatic suspension of our reporting obligations pursuant to Section 15(d) and the inapplicability of Sections 13, 14 and 16 of the Exchange Act.

When this Registration Statement under the Securities Act of 1933 becomes effective, Section 15(d) requires us to file the reports required by Section 13(a) of the Exchange Act with respect to each class of securities covered by the Registration Statement, which is this case is our Common Stock for at least the year in which the Registration Statement goes effective "to assure a stream of current information about an issuer for the benefit of purchasers in the registered offering, and for the public, in situations where Section 13 of the Exchange Act would not otherwise apply." We must continue to file these reports until the Section 15(d) reporting obligation for each class of securities is suspended.

The Section 15(d) reporting obligation is suspended while a class of securities is registered under Section 12 of the Exchange Act; however, we have no plans to register our Common Stock under Exchange Act Section 12. So, for us, there are two other ways in which our Section 15(d) reporting obligation may be suspended. First, Section 15(d) provides for an automatic statutory suspension of this reporting obligation if, on the first day of any fiscal year other than the fiscal year in which a Securities Act Registration Statement became effective, there are fewer than 300 record holders of the class of securities offered under the Securities Act registration statement. Second, an issuer may seek to avail itself of the suspension provided by Rule 12h-3 at any time during the issuer's fiscal year if it meets the conditions of the rule.

In order to rely on Rule 12h-3, the issuer:

•	must be current in its Exchange Act reporting obligations;

•

must have (1) fewer than 300 record holders of the class of securities offered under the Securities Act registration statement; or (2) fewer than 500 record holders and its assets must not have exceeded $10 million on the last day of each of the issuer's three most recent fiscal years;4 and

•

must not have had a Securities Act registration statement relating to that class of securities become effective in the fiscal year for which the issuer seeks to suspend reporting, or have had a registration statement that was required to be updated by Section 10(a)(3) of the Securities Act during the fiscal year for which the issuer seeks to suspend reporting, and, if the issuer is relying on the fewer than 500 record holder and $10 million in assets threshold noted above, during the two preceding fiscal years.

The Section 15(d) reporting requirements are scaled down from the Exchange Act reporting requirements for a company with a class of securities registered under Section 12. In particular, a company that is only subject to Section 15(d) need only comply with the Section 13 reporting obligations and need not comply with the federal proxy rules and third-party tender offer rules in Section 14, the officer/director and 10% shareholder reporting requirements in Section 16 or the 5% or greater shareholder reporting requirements in Sections 13(d), (g) and (f) of the Exchange Act.

If our Section 15(d) reporting obligation is suspended, our shareholders may be unable to sell our Common Stock, due to the different treatment of securities registered under Section 15(d) and those securities for which the Section 15(d) reporting obligation is suspended.  Rule 144 of the Securities Act sets forth certain requirements for the use of Section 4(a)(1) for the resale of securities. Rule 144 requires compliance with certain conditions, including a holding period. The length of the holding period is determined by whether the public company “has been for a period of at least 90 days immediately before the sale, subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.” The holding period for a company that is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act is six months as opposed to one year for one that is not. A filer that is not subject to the reporting requirements and therefore is subject to the longer one-year hold period. Accordingly, in order for a shareholder to calculate its required holding period under Rule 144, the shareholder (and any attorney writing a Rule 144 opinion letter) must determine whether the company is subject to the Exchange Act reporting requirements.

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Comment 2. The cover page refers to an offering of 15 million shares by you. Your fee table indicates you are offering 25 million shares. Please reconcile.

Response 2. The Cover Page has been corrected to show 15 million shares.

Comment 3. We note your response to prior comment 3. Please revise to discuss here and your summary the revocation of the registration of the securities under Section 12, including the release number, the date of revocation and the reason the registration of securities was revoked. Also, please note that upon effectiveness of this registration statement, you will be required to file reports pursuant to Exchange Act Section 15(d), unless and until that obligation is suspended. Therefore, please revise to eliminate the disclosure that you will merely be filing reports on a "voluntary" basis.

Response 3. We have deleted the references to “voluntary filer.”  We have also added the following language to the Cover Page:

When this Registration Statement under the Securities Act of 1933 becomes effective, Section 15(d) requires us to file the reports required by Section 13(a) of the Exchange Act with respect to each class of securities covered by the Registration Statement, which is this case is our Common Stock for at least the year in which the Registration Statement goes effective "to assure a stream of current information about an issuer for the benefit of purchasers in the registered offering, and for the public, in situations where Section 13 of the Exchange Act would not otherwise apply." We must continue to file these reports until the Section 15(d) reporting obligation for each class of securities is suspended.

The Section 15(d) reporting obligation is suspended while a class of securities is registered under Section 12 of the Exchange Act; however, we have no plans to register our Common Stock under Exchange Act Section 12. So, for us, there are two other ways in which our Section 15(d) reporting obligation may be suspended. First, Section 15(d) provides for an automatic statutory suspension of this reporting obligation if, on the first day of any fiscal year other than the fiscal year in which a Securities Act Registration Statement became effective, there are fewer than 300 record holders of the class of securities offered under the Securities Act registration statement. Second, an issuer may seek to avail itself of the suspension provided by Rule 12h-3 at any time during the issuer's fiscal year if it meets the conditions of the rule.

In order to rely on Rule 12h-3, the issuer:

•	must be current in its Exchange Act reporting obligations;

•

must have (1) fewer than 300 record holders of the class of securities offered under the Securities Act registration statement; or (2) fewer than 500 record holders and its assets must not have exceeded $10 million on the last day of each of the issuer's three most recent fiscal years;4 and

•

must not have had a Securities Act registration statement relating to that class of securities become effective in the fiscal year for which the issuer seeks to suspend reporting, or have had a registration statement that was required to be updated by Section 10(a)(3) of the Securities Act during the fiscal year for which the issuer seeks to suspend reporting, and, if the issuer is relying on the fewer than 500 record holder and $10 million in assets threshold noted above, during the two preceding fiscal years.

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The Section 15(d) reporting requirements are scaled down from the Exchange Act reporting requirements for a company with a class of securities registered under Section 12. In particular, a company that is only subject to Section 15(d) need only comply with the Section 13 reporting obligations and need not comply with the federal proxy rules and third-party tender offer rules in Section 14, the officer/director and 10% shareholder reporting requirements in Section 16 or the 5% or greater shareholder reporting requirements in Sections 13(d), (g) and (f) of the Exchange Act.

If our Section 15(d) reporting obligation is suspended, our shareholders may be unable to sell our Common Stock, due to the different treatment of securities registered under Section 15(d) and those securities for which the Section 15(d) reporting obligation is suspended.  Rule 144 of the Securities Act sets forth certain requirements for the use of Section 4(a)(1) for the resale of securities. Rule 144 requires compliance with certain conditions, including a holding period. The length of the holding period is determined by whether the public company “has been for a period of at least 90 days immediately before the sale, subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.” The holding period for a company that is subject to the reporting requirements is six months as opposed to one year for one that is not. A voluntary filer is not subject to the reporting requirements and therefore is subject to the longer one-year hold period. Accordingly, in order for a shareholder to calculate its required holding period under Rule 144, the shareholder (and any attorney writing a Rule 144 opinion letter) must determine whether the company is subject to the Exchange Act reporting requirements.

Effective November 17, 2021, as set forth in SEC Order, Release No. 93585, the registration of our shares of common stock was revoked due to our failure to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder because we did not file any periodic reports with the Commission since the period ended December 31, 2019.  We currently have no plans to register our securities under Exchange Act Section 12, but upon the effectiveness of this registration statement, we will be required to file reports pursuant to Exchange Act Section 15(d), unless and until that obligation is suspended.

Consent of Independent Registered Public Accounting Firm, page 1

Comment 4. Please revise to include a currently dated consent of your independent auditor. See guidance in Item 601(b)(23) of Regulation S-K.

Response 4. An updated consent is included

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Cautionary Note, page 15

Comment 5. We note your revisions in response to prior comment 14. Please delete the sentence of this section that mentions the bespeaks caution doctrine.

Response 5. We have deleted the sentence that mentions the bespeaks caution doctrine.

Principal Stockholders, page 35

Comment 6. We note your response to prior comment 21. Please update the date and disclosure to be as of the most recent practicable date.

Response 6. The date and disclosure has been updated as of December 5, 2022.

Comment 7. We note your response to prior comment 19. Please revise to provide the tabular disclosure required by Item 403 of Regulation S-K for each class of equity, including your common stock. Also revise to clarify the total beneficial ownership and voting power considering all outstanding equity securities.

Response 7.  We have modified the tabular disclosure, including the footnotes below the table, which we believe shows the information requested.

Recent Sales of Unregistered Securities, page 41

Comment 8. It is unclear from your response to prior comment 23 how you addressed the disclosure requested by that comment. Therefore, we reissue prior comment 23.

Response 8. Prior Comment 23 states as follows, and we believe we have included language that supplies the information requested:

Comment 23. Please expand the information in this section to more completely address the requirements of Item 701 of Regulation S-K, including a brief statement of the facts relied upon to make the exemption from registration available and the nature and aggregate amount of consideration received by the registrant. Also, revise this section to provide the information required by Item 701 of Regulation S-K with respect to your issuance of securities mentioned in Note 9 on page F-28.

Exhibits

Comment 9. We note your response to prior comment 24. Please tell us how you determined to use Exhibit 10.14 in connection with this offering. We note that it is titled "Regulation D Subscription Agreement."

Response 9. We have revised Exhibit 10.14 to state that the subscription agreement is for S-1 shares.

Comment 10. We note your response to prior comment 25. Please file as an exhibit the certificate of designation for your preferred stock, as previously requested. Please also revise your disclosure beginning on page 33 to discuss the material terms of Exhibit 10.6.

Response 10. Prior Common 25 states the following:

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Comment 25. Please file as exhibits the certificate of designation for your preferred stock and the employment agreement mentioned on page 38 and in Note 3 on page F-11, respectively. Also, tell us why you have filed the certifications of the officers as exhibits 31.1 and 31.2.

We have included the Certificate of Designation for Series A preferred stock as Exhibit 3.4.  Series A Preferred Stock is the only series of preferred stock which has been issued.  We have also included the Certificate of Designation for Series X Preferred Stock in a new Exhibit 3.5.  No shares of Series X Preferred Stock are issued and outstanding.

General

Comment 11. We note the hyperlink added to your disclosure on page F-21 in response to prior comment 7. Given the location of that addition, please tell us whether the information accessible through that hyperlink was audited. Also, in addition to adding that link, revise your disclosure to explain the studies to which you refer and how they support your claims.

Response 11. We have deleted the hyperlink and have instead added a summary of each ingredient study, including and explanation of how they support our claims and moved this information to page 3.

Comment 12. We reissue prior comment 27, given that your fee table still indicates you are registering a resale transaction.

Response 12. We have deleted all references to “resale.”

Comment 13. Please expand your revisions in response to prior comment 28 to clarify how you used the proceeds from the prior offering of securities. While we note the additions to page 3, it is unclear how the actions you describe relate to the prior offering

Response 13. Prior Comment 28 states the following:

Please revise throughout to clearly describe the steps involved in your business plan to launch your product, what you have accomplished to date and what remains to be achieved, including any material obstacles. Please also revise to discuss how you used the proceeds from the prior offering of securities registered under the Securities Act.

We have revised the Offering Statement to add the following language:

We expect to receive net proceeds from this offering of approximately $0.10 per share assuming all the shares offered hereby are sold and after deducting estimated offering expenses payable by us.

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Upon inception in November 2018, the company raised $1,250,000 through its private placement and initial S-1 registration filing. The proceeds of the initial capital raised were used to successfully complete its first production run of 2 flavors and subsequent 2nd and 3rd production runs as the company also expanded its product line from 2 to 4 flavors, Through the help of their beverage consultants, GBS Growth Partners, the company also conducted a series of test marketing initiatives in the states of Florida, Texas and California, while also implementing several branding and marketing initiatives through the sponsoring of several sporting events and fitness expo’s where the company educated consumers, while also getting its product into consumer hands. The company also maintained several comprehensive social media campaigns created to assist in building brand awareness for the product and had general administrative and operational expenses over the course of 36 months.

On September 29, 2021, the company successfully acquired ownership of the patent for its main ingredient found in their SmartCarb technology making our product the only hydration beverage with a proprietary formulation currently sold in the functional beverage space. In March 2022, the company completed its fourth production run and expanded their product line from 4 to 7 flavors creating seven different sku’s of their sports drink B.Y.L.T. Through the help of their beverage consultants, GBS Growth Partners, the company has successfully implemented a strategic post COVID-19 relaunch of the beverage into the consumer market both online and on to retail shelves now that gyms and sporting events have resumed normal operations. A significant part of our rollout strategy has included a substantial investment into the hiring of more employees, sales consultants, and various equipment, to help with our sales and branding initiatives, which has successfully created new and recurring sales for the company. The product can now be purchased online through the company’s website Drinkbylt.com and on Amazon.com. Our product line is now also being sold in 4 states (California, Florida, Oregon, Minnesota), and the company is currently finalizing a distribution agreement for Canada to launch in 2023. To date, the company has already received two separate purchase orders totaling $55,000 from the Canadian distributor in the month of December 2022.

While the company has recently experienced exponential month over month growth since its relaunching, careful consideration will be given towards the harnessing of growth as it relates to capital expenditures to ensure that the company meets all of its initiatives and obligations. We will rely on the expertise of our beverage consultants and advisory board to make sure we meet our short- and long-term objectives. We feel we have now positioned ourselves for expanded growth throughout the U.S. and are only limited by the current amount of working capital we have to work with and the ability to raise future capital, in order to invest in future inventory, expand our sales teams, and all direct marketing efforts, which is essential in the building of sales and our brand.

We intend to use the net proceeds of the offering for working capital and other general corporate purposes.

Sincerely,

Elite Performance Holding Corp.

/s/ Joey Firestone

Joey Firestone

Chief Executive Officer

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